FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor
1354 Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1.	Letter to the Buenos Aires Stock Exchange and National Securities Commission, dated May 7, 2004, regarding YPF Sociedad Anónima’s Financial Statements as of March 31, 2004.

Buenos Aires, May 7, 2004

Buenos Aires Stock Market
National Securities Commission

Ref.: Financial Statements as of March 31, 2004

YPF S.A. announced that the Board of Directors approved, in its meeting held on May 6, 2004, the financial statements for the three-months period ended March 31, 2004.

Herein below, you will find the relevant information related to the consolidated YPF Financial Statements:

Profit  (Millions of Pesos)

Net Profit before income tax	1,924

Income Tax	(818)

Net Profit for the first quarter of 2004	1,106

Shareholders’ Equity as of March 31, 2004   (in Millions of Pesos)

Shareholders’ Contributions:
Subscribed Capital	3,933
Adjustment to Contributions	7,266
Issuance Premiums	640
Irrevocable Contributions	28	11,867
Legal Reserve		1,031
Reserve for Future Dividends		133
Unappropriated Retained Earnings		10,609
Total Shareholders’ Equity		23,640

Also, it should be considered that during the first quarter of 2004, the following facts have taken place:

•                  Investments (principally in Exploration & Production, and Refining & Marketing areas in Argentina) rose to Ps.509 million.

•                  YPF S.A. exports amounted to US$700 million before hydrocarbon export withholdings, reflecting an increase of 9% as compared to the same period of the year before.

•                  Effective income tax rate for the first quarter of 2004 is higher that the current 35% income tax rate due to non application of tax adjustment in the effect of the inflation, mainly in fixed assets.

•                  Domestic Natural Gas sales volume increase 26%. Natural gas market prices determined that this segment do not obtained profits.

Shares which do not belong to the controlling group

On March 31, 2004 the amount of shares that did not belong to the controlling group of shareholders rose to 3,769,071 shares, divided into the following classes and representing the following percentages over the capital stock:

	Amount of shares	%
Class A	3,764	0.00
Class B	7,624	0.00
Class C	1,475,704	0.38
Class D	2,281,979	0.58

Sincerely yours,

Carlos Olivieri
Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date:	May 10, 2004	By:	/s/ Carlos Olivieri
			Name:	Carlos Olivieri
			Title:	Chief Financial Officer